EXHIBIT 99.1

Mynaric Announces Date of Preliminary Full-Year 2023 Financial Results Webcast

MUNICH, June 13, 2024 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced it has scheduled a webcast to discuss its preliminary full-year 2023 financial results for Thursday, June 20, 2024, at 12:00 p.m. Eastern Daylight Time (6:00 p.m. Central European Summer Time).

Prior to the webcast on June 20, 2024, Mynaric will release preliminary full-year 2023 financial results in the Investor Relations section on mynaric.com.

The webcast will include a presentation of these preliminary results along with a Q&A session with members of the management board of Mynaric including CEO, Mustafa Veziroglu and CFO, Stefan Berndt-von Bülow.

Interested parties may listen to the webcast on the Investor Relations section of mynaric.com by pre-registering at the following registration link: Mynaric Full-Year 2023 Earnings Webcast Registration.

An archived version of the webcast along with corresponding slides will be available on the Investor Relations section on mynaric.com.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

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Language:	English
Company:	Mynaric AG
Bertha-Kipfmüller-Str. 2-8
81249 München
Germany
Phone:	+49 8105 7999 0
E-mail:	comms@mynaric.com
Internet:	www.mynaric.com
ISIN:	DE000A31C305
WKN:	A31C30
Indices:	Scale 30
Listed:	Regulated Unofficial Market in Berlin, Dusseldorf, Frankfurt (Scale), Hamburg, Munich, Stuttgart, Tradegate Exchange; Nasdaq
EQS News ID:	1923909

End of News	EQS News Service